Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Comments on Final Determination of Rates for its UK Subsidiary

London, U.K., November 30, 2009 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today commented on the Final  Determination of Rates for its Bournemouth and West Hampshire Water subsidiary, published by the UK regulator, Ofwat. The final determination for Bournemouth and West Hampshire Water includes yearly real rate adjustments (i.e. before inflation) of +4.0%, +2.1%, -0.5%, -0.8%, and +0.2%, for the five years starting on April 1, 2010. The final determination also provides for a capital investment of £44.3 million for the period 2010-2015.

Stephane Richer, Cascal’s Chief Executive Officer commented, “Following detailed representations to Ofwat, the Final Determination for our Bournemouth and West Hampshire Water subsidiary appears to represent an improvement on the Draft Determination published in July." Richer continued, "The real rate increases in April 2010 and 2011 should help our operating margin as they better reflect the increases in costs experienced last year and this year. For the period 2010-2015, the investment allowed by Ofwat of £44 million is less than the £55 million investment carried out during the period 2005-2010, contributing to improved free cash flows. Before deciding to accept or appeal this new regulatory contract we will study the detail very closely to make sure that we can deliver on our customers' stated priorities.”

About Cascal N.V.
Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.6 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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